FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated May 8, 2014

TRANSLATION

Autonomous City of Buenos Aires, April 8, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref: Financial Statements as of 03/31/2014

Dear Sirs:
      In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Regulations, we advise you that the Company’s Board of Directors approved, at its meeting held on May 8, 2014, the consolidated financial statements for the three-month period ended May 31, 2014. Relevant information of such financial statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	2,881
Attributable to minority interests	(94)
Total net income for the period	2,787

2) Other comprehensive income (1) (in millions of pesos)
Attributable to shareholders of the Company	11,239
Attributable to minority interests	-
Total other comprehensive income for the period	11,239

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	14,120
Attributable to minority interests	(94)
Total comprehensive income for the period	14,026

4) Detail of Shareholders’ equity as of 03/31/2014 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,924
Adjustment to contributions Shares in treasury Adjustment to shares in treasury Stock compensation plan Acquisition cost of treasury shares Share trading premium	6,087 9 14 54 (110) (4)
Issuance premiums	640
Total shareholders’ contributions		10,614
Legal reserve		2,007
Reserve for future dividends		4
Reserve for future investments		8,394
Own shares repurchase		120

TRANSLATION

Initial setting IFRS	3,648
Other comprehensive income	29,351
Retained earning	8,012
Subtotal Shareholders’ equity	62,150
Minority interests	130
Total Shareholders’ equity	62,280

(1) Amounts in accordance with IFRS

Subsection o)-Shares owned by the parent group

Law No. 26,741, enacted on May 4, 2012, declared of public interest and subject to expropriation 51% of the equity of YPF S.A. represented by an identical stake of class D shares of the Company owned by Repsol YPF S.A., its controlled or controlling entities, whether directly or indirectly. The shares subject to expropriation will be assigned as follows: 51% to the Federal Government and 49% to the Argentine provinces who integrate the Federal Organization of Hydrocarbon Producers States and accept the transferred shares.

As of the date hereof, the total shares for which the Federal Government exercises all rights described in Law No. 26,741 and which represents 51% of the capital stock of the Company amount to 200,590,525 shares, which include 200,589,525 class D shares of Repsol YPF S.A. which are subject to expropriation and 1,000 class A shares.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company

As of the date hereof, the Federal Government, with legal domicile at Hipólito Yrigoyen 250, exercises the rights inherent to the shares representing 51% of the capital stock of the Company.

Yours faithfully,
Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 8, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer